EXHIBIT 99.1

Brookfield Asset Management Ltd. to Host Fourth Quarter 2022 Results Conference Call

BROOKFIELD, NEWS, Jan. 12, 2023 (GLOBE NEWSWIRE) -- Brookfield Asset Management Ltd (NYSE/TSX: BAM) will host its fourth quarter 2022 conference call and webcast on Wednesday, February 8, 2023 at 10:00 a.m. (ET).

Results will be released that morning before 7:00 a.m. (ET) and will be available on our website at https://bam.brookfield.com/news-events/press-releases.

Participants can join by conference call or webcast:

Conference Call

  Please pre-register by conference call: https://register.vevent.com/register/BIfd03201497c24652b31111cccfdbffbe
  Upon registering, you will be emailed a dial-in number, and unique PIN. This process will bypass the operator and avoid the queue.

Webcast

  Please join and register by webcast: https://edge.media-server.com/mmc/go/bamQ4-2022
  Replay of the event is available on the above webcast link for 90 days.

About Brookfield Asset Management

Brookfield Asset Management (NYSE/TSX: BAM) is a leading global alternative asset manager with over $750 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

For more information, please visit our website at www.bam.brookfield.com or contact:

Communications & Media	Investor Relations
Kerrie McHugh Hayes	Monica Thakur
Tel: +1 212-618-3469	Tel: +1 416-369-2547
Email: kerrie.mchugh@brookfield.com	Email: monica.thakur@brookfield.com